UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CHINA AGRITECH, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

16937A 20 0

(CUSIP Number)

Room 3F No. 11 Building, Zhonghong

International Business Garden

Future Business Center,

Chaoyang North Road, Chaoyang

District, Beijing, China 100024

(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code:

(86)10-59621278

October 19, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16937A 20 0
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Carlyle Asia Growth Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,278,937
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,278,937
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,278,937
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

CUSIP No. 16937A 20 0
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS CAGP IV Co-Investment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 113,831
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 113,831
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,831
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

CUSIP No. 16937A 20 0
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS CAGP IV General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,392,768
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,392,768
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,392,768
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

CUSIP No. 16937A 20 0
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS CAGP IV Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,392,768
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,392,768
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,392,768
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

CUSIP No. 16937A 20 0
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS TC Group Cayman Investment Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,392,768
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,392,768
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,392,768
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

CUSIP No. 16937A 20 0
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS TCG Holdings Cayman II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,392,768
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,392,768
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,392,768
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

CUSIP No. 16937A 20 0
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS DBD Cayman, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,392,768
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,392,768
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,392,768
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

CUSIP No. 16937A 20 0
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Carlyle Offshore Partners II, Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,392,768
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,392,768
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,392,768
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

CUSIP No. 16937A 20 0

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share of China Agritech, Inc. (the “Company”). The Company’s principal executive offices are located at Room 3F No. 11 Building, Zhonghong International Business Center, Chaoyang North Road, Chaoyang District, Beijing, China 100024.

Item 2.	Identity and Background.

(a) This Statement is filed on behalf of each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Securities and Exchange Act of 1934: (i) Carlyle Asia Growth Partners IV, L.P., a Cayman Islands exempt limited partnership (“Asia Growth”), (ii) CAGP IV Co-Investment, L.P., a Cayman Islands exempt limited partnership (“Co-Investment”), (iii) CAGP IV General Partner, L.P., a Cayman Islands exempt limited partnership, (iv) CAGP IV Ltd., a Cayman Islands exempt company, (v) TC Group Cayman Investment Holdings, L.P., a Cayman Islands exempt limited partnership, (vi) TCG Holdings Cayman II, L.P., a Cayman Islands exempt limited partnership, (vii) DBD Cayman, Ltd., a Cayman Islands exempt company, and (viii) Carlyle Offshore Partners II, Limited, a Cayman Islands exempt company (collectively, the “Reporting Persons”).

Carlyle Offshore Partners II, Limited is the Class B member of DBD Cayman, Ltd., which is the general partner of TCG Holdings Cayman II, L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the sole shareholder of CAGP IV Ltd., which is the general partner of CAGP IV General Partner, L.P., which is the general partner of Asia Growth and Co-Investment.

William E. Conway, Jr., Daniel A. D’Aniello, David Rubenstein, David Pearson and Curt Buser are the directors of CAGP IV Ltd. and, in such capacity, may be deemed to share beneficial ownership of the shares of common stock of the Company beneficially owned by CAGP IV Ltd. Such individuals, in their capacities as directors, expressly disclaim any such beneficial ownership. Each of these directors is a citizen of the United States.

William E. Conway, Jr., Daniel A. D’Aniello, and David Rubenstein are the Class A members as well as the directors of DBD Cayman, Ltd. and, in such capacities, may be deemed to share beneficial ownership of the shares of common stock of the Company beneficially owned by DBD Cayman, Ltd. The Class A members control DBD Cayman, Ltd. based on a majority vote. Such individuals, in their capacities as Class A members and as directors, expressly disclaim any such beneficial ownership. Each of these directors is a citizen of the United States. William E. Conway, Jr., Daniel A. D’Aniello and David Rubenstein are the officers of DBD Cayman, Ltd. Each of these officers is a citizen of the United States.

Pursuant to an agreement between DBD Cayman, Ltd. and its Class B member, Carlyle Offshore Partners II, Limited, voting power over the shares of common stock of the Company is held by Carlyle Offshore Partners II, Limited. Carlyle Offshore Partners II, Limited has 13 members, with no member controlling more than 7.7% of the vote, consisting of William Conway, Jr., David Rubenstein, Daniel D’Aniello, Peter Clare, Robert Grady, Allan Holt, Bruce Rosenblum, Glenn Youngkin, Jean Millet, Adam Palmer, Daniel Akerson, Robert Stuckey, and Peter Nachtwey, each of whom disclaims beneficial ownership of the shares of common stock of

CUSIP No. 16937A 20 0

the Company. The officers of Carlyle Offshore Partners II, Limited consist of Allan Holt, Bruce Rosenblum, Frank Carlucci, Glenn Youngkin, Jean Millet, Peter Clare, Robert Grady, William Conway, Jr., David Rubenstein, and Daniel D’Aniello, each of whom disclaims beneficial ownership of the shares of common stock of the Company. The directors of Carlyle Offshore Partners II, Limited are Allan Holt, Bruce Rosenblum, Jeffrey W. Ferguson, Daniel D’Aniello, William Conway, Jr., and David Rubenstein. Each of these members, officers and directors is a citizen of the United States, except for Jean Millet, who is a citizen of France.

William E. Conway, Jr., Daniel A. D’Aniello, David Rubenstein, David Pearson, Curt Buser, Allan Holt, Bruce Rosenblum, Frank Carlucci, Glenn Youngkin, Jean Millet, Peter Clare, Robert Grady, Jeffrey Ferguson, Adam Palmer, Daniel Akerson, Robert Stuckey, and Peter Nachtwey are collectively referred to as the “Related Persons”.

(b) The principal business and principal office of each of the Reporting Persons and the Related Persons is located at c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington D.C., 20004-2505.

(c) The Reporting Persons are principally engaged in the business of investments in securities.

(d) To the best knowledge of the Reporting Persons and the Related Persons, none of the Reporting Persons or the Related Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) To the best knowledge of the Reporting Persons and the Related Persons, none of the Reporting Persons or the Related Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 19, 2009, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Asia Growth and Co-Investment (collectively, the “Investors”), pursuant to which the Company issued to the Investors in a private placement (i) 1,392,768 shares of common stock, par value $0.001 per share (the “Shares”), and (ii) warrants (collectively, the “Warrants”), to purchase up to 928,514 shares of common stock, par value $0.001 per share (the “Warrant Shares”), at an initial exercise price of approximately $10.77 per share, which is subject to adjustment as set forth in the Purchase Agreement. The total aggregate purchase price was $15,000,000 cash. The exercise price of the Warrants has a floor of approximately $3.0657 per share, and in the event that the Warrants are exercised at that price, the Company would issue an additional 2,333,331 shares (the “Additional Warrant Shares”), for an aggregate of 3,261,845 shares issued pursuant to the Warrants.

The purchase price was funded by an equity contribution of the limited partners of Asia Growth and Co-Investment.

The adjustment resulting in the issuance of the Additional Warrant Shares will only occur

CUSIP No. 16937A 20 0

if the Company does not meet the Net Income Target, as defined below. Pursuant to the Purchase Agreement, the Company is also obligated to issue to the Investors up to 3,500,000 shares of common stock (the “Make-Good Shares”) in the event that the Company fails to meet a predetermined net income target of $11.5 million for the fiscal year ending December 31, 2009 (the “Net Income Target”). For purposes of this transaction and pursuant to the Purchase Agreement, “Net Income” is defined as the consolidated net income of the Company and its subsidiaries for the calendar year ending December 31, 2009, as reported in the Company’s audited financial statements for the fiscal year ending December 31, 2009, excluding any income attributable to non-recurring, extraordinary transactions, including acquisitions and divestitures engaged in by the Company and its subsidiaries, but increased by (i) any non-cash charges incurred as a result of the transactions contemplated under the Purchase Agreement and by the other transaction documents, including without limitation, the issuance of the Warrants or any Warrant Shares or Additional Warrant Shares issued thereunder, and any issuance of Make-Good Shares and (ii) reasonable expenses incurred in connection with any bona fide public offering of the Company’s securities. If the Company meets the Net Income Target it will not issue to the Investors any Additional Warrant Shares or any Make-Good Shares. The Purchase Agreement limits the Investors’ beneficial ownership of shares of the Company’s common stock to 19.99% of the shares of common stock issued and outstanding immediately prior to the closing of the transactions described herein (the “Beneficial Ownership Limitation”), until such time as the Company has satisfied in full the provisions of Regulation 14C of the Securities Exchange Act of 1934, with respect to the approval by written consent in lieu of a meeting the Company received from stockholders holding a majority of shares of the Company’s common stock issued and outstanding approving the Purchase Agreement, certain other transaction documents, and the transactions contemplated thereby.

Pursuant to the Purchase Agreement, the Company granted the Investors a one-year right of participation in future offerings by the Company of shares of its common stock, debt or equity securities convertible, exercisable or exchangeable into common stock, or debt securities (a “Qualified Offering”). The Investors’ right of participation was granted individually, on a pro rata basis based upon their original respective subscription amounts, and collectively not less than $5 million and not more than $10 million. Pursuant to the Purchase Agreement, and more fully described below, the Investors also have the right to collectively designate one person to serve as a member of the Company’s Board of Directors (the “Board”).

As provided in the Purchase Agreement, all of the shares of common stock of the Company issuable by the Company to the Investors pursuant to the Purchase Agreement are allocable among the Investors 91.827% to Asia Growth, and 8.173% to Co-Investment.

The foregoing references to and description of the Purchase Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Purchase Agreement, which is included as Exhibit 4 hereto and is incorporated by reference to this Item 3.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 is incorporated herein by reference.

The Reporting Persons acquired the Shares and Warrants for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors

CUSIP No. 16937A 20 0

deemed relevant by the Reporting Persons, acquire other warrants or shares of common stock of the Company, outside of those contemplated by the Purchase Agreement. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of common stock of the Company which they now own or may hereafter acquire from the Company.

Except as described below, at the date of this Statement, each of the Reporting Persons and, to the knowledge of each of the Reporting Persons, each of the Related Persons have no present plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those actions enumerated above.

Notwithstanding the foregoing, at the date of this Statement, and other than as set forth herein the Reporting Persons do have plans or proposals which would result in:

(a) The acquisition of additional securities of the Company.

CUSIP No. 16937A 20 0

In addition to the Shares, the Purchase Agreement provides for Warrants to purchase up to an additional 928,514 shares of common stock. In the event that the Company does not meet the Net Income Target, the Investors will be issued additional shares of common stock and the initial warrant exercise price of $10.77 per share will be reduced, thereby resulting in the Additional Warrant Shares being issuable upon exercise of the Warrants. If these adjustments are triggered to the maximum extent possible, the Investors could, upon exercise of all of the Warrants, own approximately 53.6% of the issued and outstanding shares of common stock of the Company.

Pursuant to the Purchase Agreement, the Company granted the Investors a one-year right of participation in future offerings by the Company of shares of its common stock, debt or equity securities convertible, exercisable or exchangeable into common stock, or debt securities (a “Qualified Offering”). The Investors’ right of participation was granted individually, on a pro rata basis based upon their original respective subscription amounts, and collectively not less than $5 million and not more than $10 million. Pursuant to the Purchase Agreement, and more fully described below, the Investors also have the right to collectively designate one person to serve as a member of the Company’s Board of Directors (the “Board”).

(d) A change in the present board of directors of the Company.

Pursuant to the Purchase Agreement, the Investors also have the right to collectively designate one person to serve as a member of the Company’s Board.

Item 5.	Interest in Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

See items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of common stock of the Company owned by the Reporting Persons. The percentage ownership is calculated based on 7,047,404 shares of common stock issued and outstanding as reported on the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2009, increased by the aggregate number of shares of common stock of the Company issued upon the execution of the Purchase Agreement (1,392,768 shares). Following the execution of the Purchase Agreement on October 19, 2009, Asia Growth and Co-Investment are, for purposes of this Statement, the owners of record of 1,278,937 and 113,831 shares of common stock of the Company, respectively.

CUSIP No. 16937A 20 0

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Carlyle Offshore Partners II, Limited	1,392,768	16.5%	0	1,392,768	0	1,392,768
DBD Cayman, Ltd.	1,392,768	16.5%	0	1,392,768	0	1,392,768
TCG Holdings Cayman II, L.P.	1,392,768	16.5%	0	1,392,768	0	1,392,768
TC Group Cayman Investment Holdings, L.P.	1,392,768	16.5%	0	1,392,768	0	1,392,768
CAGP IV Ltd.	1,392,768	16.5%	0	1,392,768	0	1,392,768
CAGP IV General Partner, L.P.	1,392,768	16.5%	0	1,392,768	0	1,392,768
Carlyle Asia Growth Partners IV, L.P.	1,278,937	15.2%	0	1,278,937	0	1,278,937
CAGP IV Co-Investment, L.P.	113,831	1.4%	0	113,831	0	113,831

CAGP IV General Partner, L.P. is the general partner of both Asia Growth and Co-Investment. CAGP IV General Partner, L.P. may, by virtue of it being the general partner of Asia Growth and Co-Investment, be deemed to have voting control and investment discretion over the securities held by Asia Growth and Co-Investment. CAGP IV General Partner, L.P. disclaims beneficial ownership of such securities and this Statement shall not be deemed an admission that CAGP IV General Partner, L.P. is the beneficial owner of, or has any pecuniary interest in, such securities for any purposes. The sole general partner of CAGP IV General Partner, L.P. is CAGP IV Ltd., a limited company that is wholly owned by TC Group Cayman Investment Holdings, L.P. The sole general partner of TC Group Cayman Investment Holdings, L.P. is TCG Holdings Cayman II, L.P. DBD Cayman, Ltd. is the sole general partner of TCG Holdings Cayman II, L.P. Carlyle Offshore Partners II, Limited is the Class B member of DBD Cayman, Ltd. Each of CAGP IV Ltd., TC Group Cayman Investment Holdings, L.P., TCG Holdings Cayman II, L.P., DBD Cayman, Ltd., and Carlyle Offshore Partners II, Limited may, by virtue of being the owner or general partner, as the case may be, of CAGP IV General Partner, L.P., CAGP IV Ltd., TC Group Cayman Investment Holdings, L.P., TCG Holdings Cayman II, L.P., and DBD Cayman, Ltd., respectively, be deemed to have voting control and investment discretion over the securities held by Asia Growth and Co-Investment. CAGP IV Ltd., TC Group Cayman Investment Holdings, L.P., TCG Holdings Cayman II, L.P., DBD Cayman, Ltd., and Carlyle Offshore Partners II, Limited each disclaims beneficial ownership of such securities and this Statement shall not be deemed an admission that such person is the beneficial owner of, or has any pecuniary interest in, such securities for any purpose.

William E. Conway, Jr., Daniel A. D’Aniello, David Rubenstein, David Pearson, and Curt Buser are the directors of CAGP IV Ltd. and, in such capacity, may be deemed to share beneficial ownership of the shares of common stock of the Company beneficially owned by

CUSIP No. 16937A 20 0

CAGP IV Ltd. Such individuals, in their capacities as directors, expressly disclaim any such beneficial ownership.

William E. Conway, Jr., Daniel A. D’Aniello, and David Rubenstein are the Class A members as well as the directors of DBD Cayman, Ltd. and, in such capacities, may be deemed to share beneficial ownership of the shares of common stock of the Company beneficially owned by DBD Cayman, Ltd. The Class A members control DBD Cayman, Ltd. based on a majority vote. Such individuals, in their capacities as Class A members and as directors, expressly disclaim any such beneficial ownership.

Pursuant to an agreement between DBD Cayman, Ltd. and its Class B member, Carlyle Offshore Partners II, Limited, voting power over the shares of common stock of the Company is held by Carlyle Offshore Partners II, Limited. Carlyle Offshore Partners II, Limited has 13 members, with no member controlling more than 7.7% of the vote, consisting of William Conway, Jr., David Rubenstein, Daniel D’Aniello, Peter Clare, Robert Grady, Allan Holt, Bruce Rosenblum, Glenn Youngkin, Jean Millet, Adam Palmer, Daniel Akerson, Robert Stuckey and Peter Nachtwey. The officers of Carlyle Offshore Partners II, Limited consist of Allan Holt, Bruce Rosenblum, Frank Carlucci, Glenn Youngkin, Jean Millet, Peter Clare, Robert Grady, William Conway, Jr., David Rubenstein, and Daniel D’Aniello. The directors of Carlyle Offshore Partners II, Limited are Allan Holt, Bruce Rosenblum, Jeffrey W. Ferguson, Daniel D’Aniello, William Conway, Jr., and David Rubenstein. Each of these members, officers and directors disclaims beneficial ownership of the shares of common stock of the Company.

(c) Except as set forth in this Item 5, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, without independent verification, any of the Related Persons, has engaged in any transaction during the past 60 days involving the securities of the Company.

(d) Other than the Reporting Persons and the Related Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Share Purchase Agreement

As already described in the other Items of this Statement, the shares of common stock of the Company being reported were acquired on October 19, 2009, pursuant to the Purchase Agreement, by and among the Company and Asia Growth and Co-Investment, dated October 19, 2009. Pursuant the Purchase Agreement the Company issued (i) 1,392,768 Shares and (ii) Warrants to purchase up to 928,514 Warrant Shares at an initial exercise price of approximately $10.77 per share, which is subject to adjustment. The total aggregate purchase price was $15,000,000 in cash. The exercise price of the Warrants has a floor of approximately $3.0657 per share, and in the event that the Warrants are exercised at that price, the Company would issue 2,333,331 Additional Warrant Shares, for an aggregate of 3,261,845 shares of common stock of the Company issued pursuant to the Warrants.

The adjustment resulting in the issuance of the Additional Warrant Shares would only

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occur if the Company does not meet the Net Income Target. Pursuant to the Purchase Agreement, the Company is also obligated to issue up to 3,500,000 Make-Good Shares to the Investors in the event that the Company fails to meet a predetermined Net Income Target of $11.5 million. If the Company meets the Net Income Target it will not issue any Additional Warrant Shares or any Make-Good Shares.

Pursuant to the Purchase Agreement, the Company granted the Investors a one-year right of participation in future Qualified Offerings. The Investors’ right of participation was granted individually, on a pro rata basis based upon their original respective subscription amounts, and collectively no less than $5 million and no more than $10 million. Pursuant to the Purchase Agreement, the Investors also have the right to collectively designate one person to serve as a member of the Company’s Board.

Warrant

The following is a summary of certain terms and conditions of the Warrants, the form of which is attached hereto as Exhibit 2.

The Warrants have a term of 30 months and become exercisable six months from issuance. As described more fully above, the Warrants have an initial exercise price of approximately $10.77 per share, which is subject to adjustment. The exercise price of the Warrants has a floor of approximately $3.0657 per share, and in the event that the Warrants were exercised at that price, the Company would issue the Additional Warrant Shares, for an aggregate of 3,261,845 shares of common stock of the Company issued pursuant to the Warrants. The Warrant Shares and Additional Warrant Shares are subject to customary anti-dilution protections in the event of stock dividends or splits, cash dividends, stock reclassifications and mergers. The Warrants are exercisable for cash and contain a cashless exercise feature applicable only during such time when the Warrants are exercisable but a registration statement covering the Warrant Shares or Additional Warrant Shares is not effective.

Registration Rights Agreement

The following is a summary of certain terms and conditions of the Registration Rights Agreement which is attached hereto as Exhibit 3.

In connection with the transaction, the Company entered into a registration rights agreement, pursuant to which the Company agreed to prepare and file a registration statement covering the resale of the Shares and Warrant Shares, and the Make-Good Shares and Additional Warrant Shares, if such shares are issued (collectively, the “Registrable Securities”), with the SEC. The Company will file such registration statement on the earlier of the 30th calendar day following the completion by the Company of a Qualified Offering or January 31, 2010. The Company is required to keep the registration statement continuously effective under the Securities Act of 1933, as amended (the “Securities Act”), until such date as is the earlier of the date when all of the securities covered by that registration statement have been sold or the date on which such securities may be sold without any restriction pursuant to Rule 144 promulgated under the Securities Act (the “Financing Effectiveness Period”). The Company will pay liquidated damages of 1.5% of the aggregate purchase price paid by each holder pursuant to the Purchase Agreement per month, payable in cash, up to a maximum of 4.5% of the aggregate subscription amount paid by such holder pursuant to the Purchase Agreement, if the registration

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statement is not filed within the foregoing time period, is not declared effective within 90 days following the initial filing or 120 days if there is a full review by the SEC, or ceases to be effective for more than 30 consecutive calendar days or more than an aggregate of 45 calendar days during any 12-month period prior to the expiration of the Financing Effectiveness Period. However, no liquidated damages will be paid with respect to any Registrable Securities that are not registered because the Company is not permitted to include all Registrable Securities in any registration statement due to any publicly-available SEC guidance or the Securities Act.

Voting Agreement

The following is a summary of certain terms and conditions of the Voting Agreement which is attached hereto as Exhibit 5.

In connection with the Purchase Agreement, (i) the Company, (ii) the Investors, (iii) Yu Chang, the Company’s Chief Executive Officer, President & Secretary, (iv) Xiao Rong Teng, a member of the Company’s Board, (v) China Tailong Group Limited, which is owned by Mr. Chang, and (vi) Sammi Holdings Limited, which is owned 85% by Mr. Chang and 15% by Ms. Teng (China Tailong Group, Limited and Sammi Holdings Limited being the “Additional Stockholders”), entered into a voting agreement whereby Mr. Chang, Ms. Teng and the Additional Stockholders agreed to vote their respective shares of common stock at each annual meeting of the Company’s stockholders or at any other meeting or pursuant to each written consent of the Company’s stockholders, in each such case, at which or pursuant to which, members of the Board are to be elected for one individual designated by the Investors (jointly) to be appointed as a member of the Board. In the event that the Board determines that the Investors’ designee qualifies an “independent director” as defined and determined in accordance with Rule 5605(a)(2) of the Nasdaq Marketplace Rules, the Company, Mr. Chang, Ms. Teng and the Additional Stockholders agreed to take any and all action necessary so as to cause the Investors’ designee to be appointed to each committee of the Board, including, but not limited to, the audit and compensation committees of the Board; provided, however, that for inclusion on the audit committee, such designee must also meet the requirements for service on the audit committee as set forth in Rule 5605(c)(2)(A) of the Nasdaq Marketplace Rules. The Investors’ right to designate a member of the Board terminates at such time as the Investors, together, do not own at least 5.0% of the shares of common stock of the Company, calculated on a fully diluted basis. In order to effect the appointment of the Investors’ designee, the Board will increase the number of its members from five to six.

The foregoing references to and descriptions of the Purchase Agreement, Warrants, Registration Rights Agreement and Voting Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Purchase Agreement, Form of Warrant, Registration Rights Agreement and Voting Agreement, which are included as Exhibits 2, 3, 4 and 5 hereto and are incorporated by reference to this Item 6.

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Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement, dated as of October 28, 2009, by and among the Reporting Persons.

2	Form of Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on October 19, 2009).

3	Registration Rights Agreement, dated as of October 19, 2009 (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed with the SEC on October 19, 2009).

4	Securities Purchase Agreement, dated as of October 19, 2009 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on October 19, 2009).

5	Voting Agreement, dated as of October 19, 2009 (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on October 19, 2009).

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SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2009

CARLYLE OFFSHORE PARTNERS II, LIMITED

By:	/s/ DANIEL A. D’ANIELLO
Name:	Daniel A. D’Aniello
Title:	Director

DBD CAYMAN, LTD.

By:	/s/ DANIEL A. D’ANIELLO
Name:	Daniel A. D’Aniello
Title:	Director

TCG HOLDINGS CAYMAN II, L.P.
By:	DBD CAYMAN, LTD., as its general partner

By:	/s/ DANIEL A. D’ANIELLO
Name:	Daniel A. D’Aniello
Title:	Director

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By:	TCG HOLDINGS CAYMAN II, L.P., as its general partner
By:	DBD CAYMAN, LTD., as its general partner

By:	/s/ DANIEL A. D’ANIELLO
Name:	Daniel A. D’Aniello
Title:	Director

CAGP IV LTD.

By:	/s/ DANIEL A. D’ANIELLO
Name:	Daniel A. D’Aniello
Title:	Director

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CAGP IV GENERAL PARTNER, L.P.
By:	CAGP IV LTD., as its general partner

By:	/s/ DANIEL A. D’ANIELLO
Name:	Daniel A. D’Aniello
Title:	Director

CARLYLE ASIA GROWTH PARTNERS IV, L.P.
By:	CAGP IV General Partner, L.P., as its general partner
By:	CAGP IV LTD., as its general partner

By:	/s/ DANIEL A. D’ANIELLO
Name:	Daniel A. D’Aniello
Title:	Director

CAGP IV CO-INVESTMENT, L.P.
By:	CAGP IV General Partner, L.P., as its general partner
By:	CAGP IV LTD., as its general partner

By:	/s/ DANIEL A. D’ANIELLO
Name:	Daniel A. D’Aniello
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement, dated as of October 28, 2009, by and among the Reporting Persons.

2	Form of Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on October 19, 2009).

3	Registration Rights Agreement, dated as of October 19, 2009 (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed with the SEC on October 19, 2009).

4	Securities Purchase Agreement, dated as of October 19, 2009 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on October 19, 2009).